EXHIBIT 99.1

Bcoms's Third Quarter Earnings Release Scheduled For November 10, 2011

Ramat-Gan, Israel November 3, 2011, B Communications Ltd. (NASDAQ/TASE: Bcom), today announced that it will release its Third quarter results on Thursday, November 10, 2011.

About B Communications

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information, please visit the following Internet sites:

www.eurocom.co.il;
www.igld.com;
www.bcommunications.co.il;
www.ir.bezeq.co.il

For further information, please contact:
Idit Cohen – IR Manager
idit@igld.com / Tel: +972-3-924-0000
Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620